Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Athens, Greece, October 23, 2013 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the third quarter and nine months ended September 30, 2013.

•	Voyage revenues of $110.1 million and $301.7 million for the three and the nine months ended September 30, 2013, respectively.

•	Voyage revenues adjusted on a cash basis of $114.1 million and $312.4 million for the three and the nine months ended September 30, 2013, respectively.

•	Adjusted EBITDA of $77.9 million and $206.7 million for the three and the nine months ended September 30, 2013, respectively.

•	Net income of $20.9 million and $76.2 million for the three and the nine months ended September 30, 2013, respectively.

•	Net income available to common stockholders of $20.4 million or $0.27 per share and $75.7 million or $1.01 per share for the three and the nine months ended September 30, 2013, respectively.

•	Adjusted Net income available to common stockholders of $28.7 million or $0.38 per share and $78.4 million or $1.05 per share for the three and nine months ended September 30, 2013, respectively.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail.

Business Developments

•
On August 5 and September 2, 2013, the Company took delivery of the 8,827 TEU newbuild containership vessels Valiant and Valence, respectively, which were both built by Sungdong Shipbuilding and Marine Engineering in South Korea. Upon delivery, both vessels commenced their long term charters with members of the Evergreen Group (“Evergreen”).

•
In July 2013, pursuant to the Framework Agreement with York Capital Management (“York”), jointly-owned entities entered into two shipbuilding contracts for the construction of two container vessels of about 9,000 TEU capacity, subject to upgrade, to be delivered by the end of 2015. The Company agreed to participate in each of the newbuilding contracts by investing 49% of the share capital in the jointly-owned entities.

•
The Company sold the 1993-built, 3,883 TEU containership MSC Antwerp, for demolition for a sale price of approximately $7.8 million. The vessel was delivered to its buyers on September 9, 2013. The sale of the MSC Antwerp resulted in a book loss of $5.9 million.

Preferred Share Offering

•
On August 6, 2013, the Company completed a public offering of 2.0 million shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”). The gross proceeds from the offering before the underwriting discount and other offering expenses were $50.0 million. We plan to use the net proceeds of this offering for general corporate purposes, including vessel acquisitions or investments under the Framework Agreement.

Dividend Announcements

•
On October 1, 2013, the Company declared a cash dividend of $0.3654 per share on its 7.625% Series B Preferred Stock for the period from August 6, 2013 to October 14, 2013. The dividend was paid on October 15, 2013 to all Series B Preferred Stock holders of record as of October 11, 2013. This was the first cash dividend on its Series B Preferred Stock that the Company has declared since the commencement of trading of its Series B Preferred Stock on the New York Stock Exchange.

•
On October 8, 2013, the Company declared a common stock dividend for the third quarter ended September 30, 2013, of $0.27 per share, payable on November 6, 2013 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on October 23, 2013. This will be the Company’s twelfth consecutive quarterly common stock dividend since its common stock commenced trading on the New York Stock Exchange.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter of the year, the Company delivered positive results.

In accordance with our newbuilding program, we accepted delivery of the fifth and sixth 9,000 TEU newbuild containership vessels out of a series of ten. Both vessels commenced their charters. This addition to the fleet, together with the newbuildings already delivered and the remaining four vessels currently on order and subject to charters, will contribute in excess of $1.3 billion of contracted revenues throughout the duration of their charters.

Regarding new transactions, together with our partners, York Capital, we ordered two vessels with a capacity of 9,000 TEU, subject to upgrade, to be delivered by the end of 2015. We are participating in each of the two contracts with a 49% stake.

Despite continuing challenging market conditions, our re-chartering risk is minimized. The charters for the vessels opening in 2014 account for approximately 3% of our 2014 contracted revenues.

Finally, on October 1 and on October 8 we declared a dividend of $ 0.3654 per share on the 7.625% Series B Redeemable Perpetual Preferred Stock and $ 0.27 per share on the Company’s common stock respectively. Consistent with our dividend policy, we continue to offer an attractive dividend, which we consider to be sustainable based on the size of our contracted cash flows, the quality of our charterers and the prudent management of our balance sheet.”

Financial Summary

	Nine month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2012	2013	2012	2013

Voyage revenue	$290,962	$301,700	$94,886	$110,134
Accrued charter revenue (1)	$3,909	$10,673	$2,924	$4,039
Voyage revenue adjusted on a cash basis (2)	$294,871	$312,373	$97,810	$114,173

Adjusted EBITDA (3)	$190,587	$206,722	$62,475	$77,870

Adjusted Net Income available to common stockholders (3)	$67,721	$78,369	$20,947	$28,734
Weighted Average number of shares	65,582,847	74,800,000	67,800,000	74,800,000
Adjusted Earnings per share (3)	$1.03	$1.05	$0.31	$0.38

EBITDA (3)	$181,064	$204,003	$54,045	$69,495
Net Income	$58,198	$76,235	$12,517	$20,944
Net Income available to common stockholders	$58,198	$75,650	$12,517	$20,359
Weighted Average number of shares	65,582,847	74,800,000	67,800,000	74,800,000
Earnings per share	$0.89	$1.01	$0.18	$0.27

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such charter cash received will exceed revenue recognized on a straight line basis

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” provided in the financial report for the third quarter and the nine-month period ended September 30, 2013.

(3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the nine-month and three-month periods ended September 30, 2013 and September 30, 2012. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders

	Nine month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2012	2013	2012	2013

Net Income	$58,198	$76,235	$12,517	$20,944
Distributed earnings allocated to Preferred Stock	-	(585)	-	(585)
Net Income available to common stockholders	58,198	75,650	12,517	20,359
Accrued charter revenue	3,909	10,673	2,924	4,039
(Gain)/ Loss on sale/disposal of vessels	4,296	(518)	5,599	5,942
Realized (Gain)/ Loss on Euro/USD forward contracts	997	(615)	265	(245)
(Gain)/ Loss on derivative instruments	321	(6,821)	(358)	(1,361)

Adjusted Net income available to common stockholders	$67,721	$78,369	$20,947	$28,734
Adjusted Earnings per Share	$1.03	$1.05	$0.31	$0.38
Weighted average number of shares	65,582,847	74,800,000	67,800,000	74,800,000

Adjusted Net income and Adjusted Earnings per Share represent net income before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale of vessels, realized (gain) /loss on Euro/USD forward contracts and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars)	2012	2013	2012	2013

Net Income	$58,198	$76,235	$12,517	$20,944
Interest and finance costs	57,840	56,923	19,603	22,815
Interest income	(1,173)	(448)	(457)	(39)
Depreciation	60,182	65,158	20,301	23,669
Amortization of dry-docking and special survey costs	6,017	6,135	2,081	2,106
EBITDA	181,064	204,003	54,045	69,495
Accrued charter revenue	3,909	10,673	2,924	4,039
(Gain)/ Loss on sale/disposal of vessels	4,296	(518)	5,599	5,942
Realized (Gain)/ Loss on Euro/USD forward contracts	997	(615)	265	(245)
Gain/ (Loss) on derivative instruments	321	(6,821)	(358)	(1,361)
Adjusted EBITDA	$190,587	$206,722	$62,475	$77,870

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking and special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale of vessels, realized gain/ (loss) on Euro/USD forward contracts and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.